UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2019
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces
First Quarter 2019 Results

Lima, Peru, April 30, 2019 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the first quarter (1Q19) period ended March 31, 2019. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

First Quarter 2019 Highlights:

●	During 1Q19, Buenaventura generated US$ 8.0 million in additional EBITDA due to continued success of the Company’s De-Bottlenecking Program.
●
1Q19 EBITDA from direct operations was US$ 24.7 million, compared to US$ 99.1 million reported in 1Q18, primarily due to lower metal prices and a reduction in volume sold at the Company’s Orcopampa, Tambomayo and Uchucchacua mines. The decrease in 1Q 2019 EBITDA was also due to increased concentrate inventories generated at Tambomayo.

●	1Q19 Adjusted EBITDA including associated companies reached US$ 155.2 million, compared to US$ 175.2 million in 1Q18.
●	1Q19 Net Income was US$ 27.3 million, compared to a net income of US$ 28.4 for the same period in 2018.
●	1Q19 CAPEX was US$ 8.5 million, compared to US$ 21.2 for the same period in 2018.
●	Subsequent to a detailed internal analysis, Buenaventura confirms annual profitability guidance (i.e. EBITDA and FCF) per the Company’s annual production guidance press release dated April 15, 2019.
●	At Cerro Verde, a dividend of US$ 150 million (US$ 29.4 million attributable to Buenaventura) was declared on March 29, 2019 and was paid on April 30, 2019.
●	At the Yanococha Sulfides Project, the Environmental Impact Assessment study was approved in March 2019.

Financial Highlights (in millions of US$, except EPS figures):

	1Q19	1Q18	Var%
Total Revenues	186.2	316.9	-41%
Operating Profit	-29.1	41.3	N.A
EBITDA Direct Operations	24.7	99.1	-75%
Adjusted EBITDA (Inc Associates)	155.2	175.2	-11%
Net Income	27.3	28.4	-4%
EPS*	0.107	0.112	-4%

(*) as of March 31, 2019 Buenaventura had a weighted average number of shares outstanding of 253,986,190.

Operating Revenues

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 2 of 26

Operating Revenues

During 1Q19, net sales were US$ 180.7 million; a 42% decrease compared to the US$ 312.5 million reported in 1Q18. This result was primarily due to a decrease in all metals prices as well as lower sales volume of gold, silver, zinc and copper.

Royalty income increased 24%, from US$ 4.4 million in 1Q18 to US$ 5.5 million in 1Q19. This was due to a 24% increase of revenues at Yanacocha.

Operating Highlights	1Q19	1Q18	Var%
Net Sales (in millions of US$)	180.7	312.5	-42%
Average Realized Gold Price (US$/oz) (1) (2)	1,301	1,344	-3%
Average Realized Gold Price (US$/oz) inc. Affiliates (3)	1,305	1,341	-3%
Average Realized Silver Price (US$/oz) (1) (2)	15.45	16.20	-5%
Average Realized Lead Price (US$/MT) (1) (2)	2,055	2,667	-23%
Average Realized Zinc Price (US$/MT) (1) (2)	2,813	3,451	-18%
Average Realized Copper Price (US$/MT) (1) (2)	6,122	6,864	-11%

Volume Sold	1Q19	1Q18	Var%
Gold Oz Direct Operations (1)	35,587	94,120	-62%
Gold Oz inc. Associated Companies (3)	106,246	152,261	-30%
Silver Oz (1)	3,501,679	5,871,687	-40%
Lead MT (1)	9,378	7,911	19%
Zinc MT (1)	14,768	17,561	-16%
Copper MT (1)	8,317	9,883	-16%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price considers the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 3 of 26

Production and Operating Costs

In 1Q19, Buenaventura’s gold equity production from direct operations was 39,337 ounces; a 55% decrease as compared to 87,617 gold ounces in 1Q18, primarily due an 85% YoY decrease in production at Orcopampa, a 29% YoY decrease in Tambomayo and a 23% YoY decrease at La Zanja. In 1Q19, gold production including associated companies was 112,912 ounces; a 22% decrease as compared to the same period 2018. Silver equity production decreased by 45% compared to 1Q18, primarily due to a 55% decrease in production at the Uchucchacua mine due to the 21-day strike in January 2019 and to the heavy rainfall during the rainy season.  Zinc and Copper equity production were lower during 1Q19 compared to 1Q18 primarily due to decreased production at El Brocal due to the heavy rainy season.

Equity Production	1Q19	1Q18	Var%
Gold Oz Direct Operations(1)	39,337	87,617	-55%
Gold Oz including Associated(2) Companies	112,912	145,109	-22%
Silver Oz Direct Operations(1)	3,669,243	6,666,745	-45%
Silver Oz including Associated Companies	3,994,851	7,216,248	-100%
Lead MT	8,236	8,124	1%
Zinc MT	12,840	16,565	-22%
Copper MT Direct Operations(1)	5,484	6,477	-15%
Copper MT including Associated Companies	28,674	28,114	2%

Consolidated Production	1Q19	1Q18	Var%
Gold Oz(3)	47,046	98,647	-52%
Silver Oz(3)	3,987,154	6,982,187	-43%
Lead MT(3)	10,176	9,565	6%
Zinc MT(3)	16,877	21,886	-23%
Copper MT(3)	8,900	10,520	-15%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)	Consider 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 4 of 26

Tambomayo (100% owned by Buenaventura)

Production
		1Q19	1Q18	Var %
Gold	Oz	24,034	33,693	-29%
Silver	Oz	515,242	1,019,915	-49%

Cost Applicable to Sales
		1Q19	1Q18	Var %
Gold	US$/Oz	710	522	36%

1Q19 year on year gold production at Tambomayo decreased 29% mainly due to lower ore grades and reduced recovery rates. Cost Applicable to Sales (CAS) in 1Q19 increased 36%, to 710 US$/Oz, compared to 522 US$/Oz in 1Q18 mainly due to a reduction in volume sold.

During the 1Q19, the plant flow sheet was modified as was previously announced related to the De-Bottlenecking Program, in order to reduce cost. Due to this change, more concentrates inventory was generated than expected at Tambomayo. This inventory will be sold in the second quarter 2019.

Gold production guidance for 2019 is 90k – 110k ounces and silver production guidance is 2.5M – 3.0M ounces.

Orcopampa (100% owned by Buenaventura)

Production
		1Q19	1Q18	Var %
Gold	Oz	5,949	39,987	-85%
Silver	Oz	3,188	86,002	-96%

Cost Applicable to Sales
		1Q19	1Q18	Var %
Gold	US$/Oz	2,468	864	186%

The decrease gold production at Orcopampa in 1Q19 was primarily due to the decision made by the Company’s management to cease mine production in January in order to centralize the operation; prioritizing the De-Bottlenecking Program over ore extraction. Cost Applicable to Sales (CAS) increased to 2,468 US$/Oz in 1Q19, compared to 864 US$/Oz in 1Q18, primarily due to the related decrease in volume sold.

Gold production guidance for 2019 is 75k – 90k ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		1Q19	1Q18	Var %
Gold	Oz	13,616	17,722	-23%
Silver	Oz	49,182	64,412	-24%

Cost Applicable to Sales
		1Q19	1Q18	Var %
Gold	US$/Oz	961	1,016	-5%

Gold production in 1Q19 decreased by 23% year on year, in line with the mine production plan. 1Q19 Cost Applicable to Sales (CAS) was in-line with the same figure reported in 1Q18.

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 5 of 26

Gold production guidance for 2019 is 25k – 35k ounces.

Coimolache (40.10% owned by Buenaventura)

Production
		1Q19	1Q18	Var %
Gold	Oz	26,273	29,915	-12%
Silver	Oz	76,360	179,906	-58%

Cost Applicable to Sales
		1Q19	1Q18	Var %
Gold	US$/Oz	727	658	10%

1Q19 gold production at Coimolache decreased by 12% year on year, in line with the mine production plan. 1Q19 Cost Applicable to Sales (CAS) increased by 10%, compared to 658 US$/Oz in 1Q18, due to an increase in hauling expenses largely associated with the purchase of ore from Goldfields.

Gold production guidance for 2019 is 150k – 170k ounces

Uchucchacua (100% owned by Buenaventura)

Production
		1Q19	1Q18	Var %
Silver	Oz	1,996,439	4,413,249	-55%
Zinc	MT	3,904	4,575	-15%
Lead	MT	2,959	4,184	-29%

Cost Applicable to Sales
		1Q19	1Q18	Var %
Silver	US$/Oz	11.79	9.77	21%

1Q19 silver production at Uchucchacua decreased primarily due to the strike that lasted 21 days in January 2019, as well as due to the impact of significant rains during the heavy rainy season during the first quarter 2019. 1Q19 Cost Applicable to Sales (CAS) of 11.79 US$/Oz was 21% higher than 9.77 US$/Oz in 1Q18, primarily due to a 52% YoY decrease in volume sold.

Due to the aforementioned issues, 2019 silver production guidance for Uchucchacua has been reduced to 13.0 million – 14.0 million ounces.

Julcani (100% owned by Buenaventura)

Production
		1Q19	1Q18	Var %
Silver	Oz	658,715	504,155	31%

Cost Applicable to Sales
		1Q19	1Q18	Var %
Silver	US$/Oz	14.05	16.69	-16%

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 6 of 26

1Q19 silver production increased 31% YoY primarily due to a 23% YoY increase in amount of ore treated and a 7% YoY increase in ore grades. 1Q19 Cost Applicable to Sales (CAS) of 14.05 US$/Oz decreased by 16% as compared to 16.69 US$/Oz in 1Q18, mainly due to the Company’s success in centralizing the operation.

Silver production guidance for 2019 is 2.2 million – 2.5 million ounces.

El Brocal (61.43% owned by Buenaventura)

Production
		1Q19	1Q18	Var %
Copper	MT	8,856	10,482	-16%
Zinc	MT	10,467	13,797	-24%
Silver	Oz	764,388	739,454	3%

Cost Applicable to Sales
		1Q19	1Q18	Var %
Copper	US$/MT	5,890	4,989	18%
Zinc	US$/MT	2,208	1,729	28%

1Q19 copper production decreased 16% mainly due to 16% YoY decrease in ore grades. Zinc production in 1Q19 decreased 24% compared to 1Q18, mainly due to a 20% decrease in ore grades and a 9% YoY decrease in recovery rate. In both cases, the production decrease is primarily due to the heavy rainy season.

In 1Q19, zinc Cost Applicable to Sales (CAS) increased by 28% compared to 1,729 US$/MT, primarily due to a decrease in volume sold and higher commercial deductions. Copper CAS in 1Q19 increased by 18%, reaching 5,890 US$/MT, compared to 4,989 US$/MT in 1Q18, mainly due to lower volume sold.

Zinc production guidance for 2019 is 57k – 65k MT, while copper production guidance for 2019 is 47k – 52k MT.

General and Administrative Expenses

1Q19 General and Administrative expenses were US$ 19.4 million; a 22% decrease as compared to the US$ 25.0 million in 1Q18, mainly due to a decrease in compensation provisions.

Exploration in Non-Operating Areas

1Q19 Exploration costs in Non-Operating Areas were US$ 3.4 million compared with US$ 6.8 million in 1Q18. During the period, Buenaventura primarily focused its exploration efforts on the Yumpaq (US$ 1.7 million) and Emperatriz projects (US$ 0.4 million).

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 7 of 26

De-bottlenecking Program

It is important to highlight the following updates regarding the De-bottlenecking Program during 1Q19:

Tambomayo’s flow sheet has successfully been changed, with strong initial results sooner than expected, particularly related to cost reduction.
The centralization process of Tambomayo and Uchucchacua has been advancing as expected. Full potential should be achieved in the coming quarters with no problems.

Unit	#	Name	Stage	EBITDA 1Q19 Actual	EBITDA 1Q19 Estimate
Tambomayo	1	**Mine Design Optimization**	Increase of efficiency of the ratio of mining preparations per tone + Haulage Fleet reduction	$0.3M	$0.7M
	2	Improvement of the Metallurgical Process	Change in the process: Cyanidation → Flotation to Flotation → Cyanidation of concentrate	$2.5M	$0.8M
	3	**Cost Optimization in Support Areas**	Synergies between Orcopampa and Tambomayo	$0.3M	$0.1M
Orcopampa	1	Mine Centralization	Reduction of equipment	$0.6M	$0.6M
	2	**Improvement of efficiency in exploration**	Reduction of exploration galleries and emphasis in diamond drilling	$0.6M	$0.6M
	3	Cost Optimization in Support Areas	Synergies between Orcopampa and Tambomayo	$0.3M	$0.4M
Uchucchacua	1	**Optimization of the ore transport system**	Reduction of equipment and haulage distances	$0.2M	$0.1M
	2	Improvement of efficiency in exploration	Emphasis in zones close to the exploitation areas (centralization)	$2.2M	$1.0M
	3	**Cost Optimization in Support Areas**	Optimization of services and process	$0.5M	$0.1M
El Brocal	1	Mine Design Optimization	Stope design optimization to reduce galleries per ton mined	$0.5M	$0.3M
	2	**Renegotiation of cost rates with contractors**	Optimization of the use of the equipment fleet	$0.0M	$0.2M
	3	Increase in production due to operational improvements	Second stage in the optimization of metallurgical processes: Availability and Performance	$0.0M	$1.1M
			TOTAL	$8.0M	$6.2M

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 8 of 26

Share in Associated Companies

During 1Q19, Buenaventura’s share in associated companies was US$ 49.5 million, compared to US$ 14.8 million reported in 1Q18, comprised of:

Share in the Result of Associates (in millions of US$)	1Q19	1Q18	Var %
Cerro Verde	39.2	27.1	45%
Yanacocha	9.7	-14.8	N.A.
Coimolache	0.6	2.6	-75%
Total	49.5	14.8	234%

YANACOCHA

At Yanacocha, which is 43.65% owned by Buenaventura, 1Q19 gold production was 144,423 ounces; 63,041 ounces of which were attributable to Buenaventura. This represents a 39% increase as compared to the 104,233 ounces produced in 1Q18; 45,498 ounces of which were attributable to Buenaventura.

Gold production guidance at Yanacocha for 2019 is 510k ounces.

In 1Q19, Yanacocha reported a net income of US$ 22.1 million, compared to a net loss of US$ 32.3 million reported in 1Q18.

CAS in 1Q19 was US$ 693/oz; a 36% decrease as compared to the US$ 1,083/oz reported in 1Q18 mainly due to a 28% YoY increase in volume sold.

Capital expenditures at Yanacocha were US$ 43.6 million in 1Q19.

The Quecher Main project, an oxide deposit, is currently in its Execution Phase. Commercial production is expected to be reached in the fourth quarter of 2019. The Quecher Main project extends the life of the Yanacocha operation until 2027, with average annual gold production of 200,000 ounces per year expected between 2020 and 2025. Cost applicable to sales (CAS) is expected to be between US$ 750 and US$ 850 per ounce and AISC between US$ 900 and US$ 1,000. Total CAPEX for the project is expected to be between US$ 250 and US$ 300 million with US$ 95 to US$ 105 million allocated in 2019. The project IRR is expected to be greater than 10 percent.

The Yanacocha Sulfides project, a sulfide deposit, is currently in its Definitive Feasibility Stage. In March of 2019, the Environmental Impact Assessment study was approved.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 1Q19 copper production was 118,435 MT; 23,190 MT of which is attributable to Buenaventura, a 7% increase from 110,506 MT produced in 1Q18; 21,637 MT of which was attributable to Buenaventura.

Cerro Verde reported in 1Q19 a net income of US$ 200.2 million compared to net loss of US$ 138.3 million in 1Q18. This increase was primarily due to an increase in the average realized prices (US$ 3.12 per pound in 1Q19 vs US$ 2.90 per pound in 1Q18) and increased volume sold.

Capital expenditures at Cerro Verde were US$ 65.6 million in 1Q19.

Copper production guidance at Cerro Verde for 2019 is 460k MT – 500k MT.

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 9 of 26

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 1Q19 attributable contribution to net income was US$ 0.6 million (US$ 2.6 million in 1Q18).

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 10 of 26

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation & Sumitomo Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc., Sumitomo Corporation & Sumitomo Metals).

For a printed version of the Company’s 2017 Form 20-F, please contact the Company’s IR team, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of March 31st, 2019)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Tajo Norte and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 11 of 26

APPENDIX 2

Gold Production			13
Mining Unit	Operating Results	Unit	1Q19	1Q18	△%
Underground
Tambomayo	Ore Milled	DMT	145,157	135,662	7%
	Ore Grade	Oz/MT	0.20	0.26	-25%
	Recovery Rate	%	83.85	91.99	-9%
	Ounces Produced*	Oz	24,034	33,693	-29%
Orcopampa	Ore Milled	DMT	25,086	122,313	-79%
	Ore Grade	Oz/MT	0.25	0.33	-24%
	Recovery Rate	%	96.24	97.36	-1%
	Ounces Produced*	Oz	5,949	39,987	-85%
Open Pit
La Zanja	Ounces Produced	Oz	13,616	17,722	-23%
Tantahuatay	Ounces Produced	Oz	26,273	29,915	-12%
(*) Includes ounces from retreatment of tailing dams

Silver Production
Mining Unit	Operating Results	Unit	1Q19	1Q18	△%
Underground
Tambomayo	Ore Milled	DMT	145,157	135,662	7%
	Ore Grade	Oz/MT	4.04	8.85	-54%
	Recovery Rate	%	87.95	83.36	6%
	Ounces Produced	Oz	515,242	1,019,915	-49%
Uchucchacua	Ore Milled	DMT	249,347	332,816	-25%
	Ore Grade	Oz/MT	9.29	15.13	-39%
	Recovery Rate	%	86.21	82.97	4%
	Ounces Produced	Oz	1,996,439	4,413,249	-55%
Julcani	Ore Milled	DMT	29,629	24,087	23%
	Ore Grade	Oz/MT	22.95	21.49	7%
	Recovery Rate	%	96.86	96.85	0%
	Ounces Produced	Oz	658,715	504,155	31%
Marcapunta	Ore Milled	DMT	680,959	648,618	5%
	Ore Grade	Oz/MT	0.70	0.59	18%
	Recovery Rate	%	52.64	60.21	-13%
	Ounces Produced	Oz	250,698	230,924	9%
Open Pit
Tajo Norte	Ore Milled	DMT	880,757	837,623	5%
	Ore Grade	Oz/MT	0.91	1.01	-9%
	Recovery Rate	%	63.93	60.27	6%
	Ounces Produced	Oz	513,690	508,529	1%

Zinc Production
Mining Unit	Operating Results	Unit	1Q19	1Q18	△%
Underground
Tambomayo	Ore Milled	DMT	145,157	135,662	7%
	Ore Grade	%	2.19	2.37	-8%
	Recovery Rate	%	78.89	76.71	3%
	MT Produced	MT	2,506	2,562	-2%
Uchucchacua	Ore Milled	DMT	249,347	332,816	-25%
	Ore Grade	%	2.48	2.17	14%
	Recovery Rate	%	63.13	63.46	-1%
	MT Produced	MT	3,904	4,575	-15%
Open Pit
Tajo Norte	Ore Milled	DMT	880,757	837,623	5%
	Ore Grade	%	2.21	2.77	-20%
	Recovery Rate	%	53.82	59.46	-9%
	MT Produced	MT	10,467	13,797	-24%

Copper Production
Mining Unit	Operating Results	Unit	1Q19	1Q18	△%
Underground
Marcapunta	Ore Milled	DMT	680,959	648,618	5%
	Ore Grade	%	1.46	1.75	-16%
	Recovery Rate	%	88.92	92.47	-4%
	MT Produced	MT	8,856	10,482	-16%

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 12 of 26

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	1Q19	1Q18
Net Income	24,011	30,826
Add / Substract:	674	68,235
Provision for income tax, net	-13,251	17,451
Share in associated companies by the equity method, net	-49,512	-14,803
Interest income	-2,111	-1,130
Provision for contingencies	-1,611	-1,475
Loss on currency exchange difference	-20	-665
Depreciation and Amortization	49,744	53,809
Interest expense	11,578	8,684
Provision of bonuses and compensations	4,670	3,639
Impairment of inventories	930	-160
Workers´ participation provision	27	1,954
Loss from discontinued operations	230	931
Impairment of Long-Lived Assets
Adjustment of component of stripping cost
EBITDA Buenaventura Direct Operations	24,685	99,061
EBITDA Yanacocha (43.65%)	36,782	3,367
EBITDA Cerro Verde (19.58%)	87,940	64,388
EBITDA Coimolache (40.01%)	5,767	8,351
Adjusted EBITDA (including Associated companies)	155,173	175,167

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 13 of 26

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold
Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.
Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.
The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 14 of 26

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended March 31
	2019	2018
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	114,297	150,595
Add:
Consolidated Exploration in units in operation	11,464	22,769
Consolidated Commercial deductions	45,600	49,894
Consolidated Selling expenses	3,955	5,997
Consolidated Cost applicable to sales	175,316	229,255

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended March 31
	2019	2018
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	0	16
Julcani, Silver	6,538	3,830
Julcani, Lead	282	349
Julcani, Copper	17	10
Mallay, Gold	0	2
Mallay, Silver	0	1,201
Mallay, Lead	0	574
Mallay, Zinc	0	1,383
Orcopampa, Gold	8,420	25,224
Orcopampa, Silver	57	768
Orcopampa, Copper	0	87
Uchucchacua, Gold	0	27
Uchucchacua, Silver	14,861	24,130
Uchucchacua, Lead	2,573	3,451
Uchucchacua, Zinc	4,962	5,168
Tambomayo, Gold	7,922	12,848
Tambomayo, Silver	2,270	4,341
Tambomayo, Zinc	1,201	415
Tambomayo, Lead	2,248	1,772
La Zanja, Gold	12,033	18,275
La Zanja, Silver	454	695
El Brocal, Gold	1,357	2,287
El Brocal, Silver	4,628	2,765
El Brocal, Lead	5,252	3,096
El Brocal, Zinc	12,733	13,044
El Brocal, Copper	24,812	22,688
Non Mining Units	1,677	2,147
Consolidated Cost of sales, excluding depreciation and amortization	114,297	150,595

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 15 of 26

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended March 31
	2019	2018
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	6
Julcani, Silver	1,517	1,425
Julcani, Lead	65	130
Julcani, Copper	4	4
Mallay, Gold	0	0
Mallay, Silver	0	104
Mallay, Lead	0	50
Mallay, Zinc	0	119
Orcopampa, Gold	2,521	8,813
Orcopampa, Silver	17	268
Orcopampa, Copper	0	31
Uchucchacua, Gold	0	5
Uchucchacua, Silver	1,430	4,327
Uchucchacua, Lead	248	619
Uchucchacua, Zinc	477	927
Tambomayo, Gold	1,884	2,612
Tambomayo, Silver	540	883
Tambomayo, Lead	286	84
Tambomayo, Zinc	535	360
La Zanja, Gold	1	6
La Zanja, Silver	0	0
El Brocal, Gold	54	104
El Brocal, Silver	184	126
El Brocal, Lead	209	141
El Brocal, Zinc	506	593
El Brocal, Copper	987	1,032
Non Mining Units	0	0
Consolidated Exploration expenses in units in operation	11,464	22,769

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended March 31
	2019	2018
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	2
Julcani, Silver	771	569
Julcani, Lead	33	49
Julcani, Copper	3	1
Mallay, Gold		1
Mallay, Silver		344
Mallay, Lead		166
Mallay, Zinc		417
Orcopampa, Gold	-30	305
Orcopampa, Silver	-1	34
Orcopampa, Copper	0	16
Uchucchacua, Gold	-2	7
Uchucchacua, Silver	4,789	7,995
Uchucchacua, Lead	392	1,032
Uchucchacua, Zinc	1,320	3,461
Tambomayo, Gold	1,591	98
Tambomayo, Silver	752	148
Tambomayo, Lead	399	52
Tambomayo, Zinc	1,557	449
La Zanja, Gold	45	94
La Zanja, Silver	1	3
El Brocal, Gold	1,200	2,428
El Brocal, Silver	2,381	1,743
El Brocal, Lead	1,177	1,292
El Brocal, Zinc	6,985	5,174
El Brocal, Copper	22,184	24,015
Non Mining Units	0	0
Consolidated Commercial deductions in units in operation	45,600	49,894

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 16 of 26

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended March 31
	2019	2018
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0
Julcani, Silver	78	56
Julcani, Lead	3	5
Julcani, Copper	0	0
Mallay, Gold	0	0
Mallay, Silver	0	51
Mallay, Lead	0	25
Mallay, Zinc	0	59
Orcopampa, Gold	15	243
Orcopampa, Silver	0	7
Orcopampa, Copper	0	1
Uchucchacua, Gold	0	1
Uchucchacua, Silver	547	1,183
Uchucchacua, Lead	95	169
Uchucchacua, Zinc	183	253
Tambomayo, Gold	212	466
Tambomayo, Silver	61	158
Tambomayo, Lead	32	15
Tambomayo, Zinc	60	64
La Zanja, Gold	55	140
La Zanja, Silver	2	5
El Brocal, Gold	53	143
El Brocal, Silver	182	173
El Brocal, Lead	207	194
El Brocal, Zinc	501	818
El Brocal, Copper	976	1,422
Non Mining Units	690	344
Consolidated Selling expenses	3,955	5,997

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 17 of 26

	JULCANI
			1Q 2019						1Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	6,538	282	-	17	6,837	16	3,830	349	-	10	4,205
Add:
Exploration Expenses (US$000)	-	1,517	65	-	4	1,586	6	1,425	130	-	4	1,565
Commercial Deductions (US$000)	-	771	33	-	3	807	2	569	49	-	1	621
Selling Expenses (US$000)	-	78.42	3.38	-	0	82	0.24	56.46	5.15	-	0.15	62
Cost Applicable to Sales (US$000)	-	8,904	384	-	24	9,312	25	5,880	534	-	15	6,453
Divide:
Volume Sold	-	633,567	211	-	5	Not Applicable	10	352,236	169	-	2	Not Applicable
CAS	-	14.05	1,817	-	5,273	Not Applicable	2,470	16.69	3,161	-	7,391	Not Applicable

Prorrateo	0%	96%	4%	0%	0%		0%	91%	8%	-	0%

						MALLAY
			1Q 2019						1Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)						-	2	1,201	574	1,383	-	3,161
Add:
Exploration Expenses (US$000)						-	0	104	50	119	-	273
Commercial Deductions (US$000)	0	10	4	40	-	53	1	344	166	417	-	928
Selling Expenses (US$000)						2	0	51	25	59	-	135
Cost Applicable to Sales (US$000)						55	3	1,701	814	1,979	-	4,497
Divide:
Volume Sold	-	-	-	-	-	Not Applicable	3	136,838	440	733	-	Not Applicable
CAS	-	-	-	-	-	Not Applicable	971.28	12.43	1,848	2,701	-	Not Applicable

						ORCOPAMPA
			1Q 2019						1Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,420	57	-	-	-	8,477	25,224	768	-	-	87	26,079
Add:					-
Exploration Expenses (US$000)	2,521	17	-	-	-	2,538	8,813	268	-	-	31	9,112
Commercial Deductions (US$000)	-30	-1	-	-	-	-31	305	34	-	-	16	355
Selling Expenses (US$000)	15	0	-	-	-	15	243	7	-	-	1	251
Cost Applicable to Sales (US$000)	10,927	73	-	-	-	10,999	34,585	1,077	-	-	135	35,797
Divide:
Volume Sold	4,427	2,367	-	-	-	Not Applicable	40,015	99,573	-	-	27	Not Applicable
CAS	2,468	30.68	-	-	-	Not Applicable	864	10.82	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 18 of 26

						UCHUCCHACUA
			1Q 2019							1Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	14,861	2,573	4,962	-	22,396	27	24,130	3,451	5,168	-	32,777
Add:
Exploration Expenses (US$000)	-	1,430	248	477	-	2,155	5	4,327	619	927	-	5,878
Commercial Deductions (US$000)	-2	4,789	392	1,320	-	6,499	7	7,995	1,032	3,461	-	12,495
Selling Expenses (US$000)	-	547	95	183	-	825	1	1,183	169	253	-	1,607
Cost Applicable to Sales (US$000)	-2	21,628	3,307	6,942	-	31,875	40	37,635	5,272	9,809	-	52,757
Divide:
Volume Sold	0	1,834,669	2,456	3,402	-	Not Applicable	70	3,853,518	3,434	3,802	-	Not Applicable
CAS	-	11.79	1,347	2,041	-	No Applicable	575	9.77	1,535	2,580	-	No Applicable

Prorrateo	0.00%	66.36%	11.49%	22.16%			0%	74%	11%	16%	-

						TAMBOMAYO
				1Q 2019						1Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	7,922	2,270	1,201	2,248	-	13,641	12,848	4,341	415	1,772.08	-	19,376
Add:
Exploration Expenses (US$000)	1,884	540	286	535	-	3,244	2,612	883	84	360	-	3,939
Commercial Deductions (US$000)	1,591	752	399	1,557	-	4,299	98	148	52	449	-	747
Selling Expenses (US$000)	212	61	32	60	-	365	466	158	15	64	-	703
Cost Applicable to Sales (US$000)	11,609	3,623	1,918	4,400	-	21,549	16,024	5,529	567	2,645	-	24,765
Divide:
Volume Sold	16,360	399,251	1,551	1,979	-	Not Applicable	30,698	837,123	528	1,672	-	Not Applicable
CAS	710	9.07	1,236	2,223	-	No Applicable	522	6.60	1,073	1,582	-	No Applicable

Prorrateo	58.07%	16.64%	8.80%	16.48%	0.00%		66%	22%	2%	9%	0%

						LA ZANJA
				1Q 2019						1Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12,033	454	-	-	-	12,487	18,275	695	-	-	-	18,970
Add:
Exploration Expenses (US$000)	1	0	-	-	-	1	6	0	-	-	-	6
Commercial Deductions (US$000)	45	1	-	-	-	47	94	3	-	-	-	96
Selling Expenses (US$000)	55	2	-	-	-	57	140	5	-	-	-	145
Cost Applicable to Sales (US$000)	12,134	458	-	-	-	12,592	18,514	704	-	-	-	19,217
Divide:
Volume Sold	12,621	39,686	-	-	-	Not Applicable	18,222	55,814	-	-	-	Not Applicable
CAS	961	11.54	-	-	-	Not Applicable	1,016	12.61	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 19 of 26

						BROCAL
			1Q 2019						1Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,357	4,628	5,252	12,733	24,812	48,782	2,287	2,765	3,096	13,044	22,688	43,880
Add:
Exploration Expenses (US$000)	54	184	209	506	987	1,940	104	126	141	593	1,032	1,996
Commercial Deductions (US$000)	1,200	2,381	1,177	6,985	22,184	33,927	2,428	1,743	1,292	5,174	24,015	34,652
Selling Expenses (US$000)	53	182	207	501	976	1,919	143	173	194	818	1,422	2,750
Cost Applicable to Sales (US$000)	2,665	7,374	6,845	20,726	48,959	86,568	4,962	4,807	4,723	19,629	49,157	83,278
Divide:
Volume Sold	2,178	592,139	5,159	9,387	8,313	Not Applicable	5,102	536,585	3,339	11,354	9,854	Not Applicable
CAS	1,223	12.45	1,327	2,208	5,890	Not Applicable	973	8.96	1,414	1,729	4,989	Not Applicable

						NON MINING COMPANIES
			1Q 2019						1Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	1,677	-	-	-	-	-	2,147
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	690	-	-	-	-	-	344
Total (US$000)	-	-	-	-	-	2,367	-	-	-	-	-	2,829

						BUENAVENTURA CONSOLIDATED
			1Q 2019						1Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	29732.0151	28,809	9,308	19,943	24,829	114,297	58,679	37,730	7,886	21,368	22,786	150,595
Add:
Exploration Expenses (US$000)	4,460	3,688	807	1,518	991	11,464	11,546	7,133	1,024	2,000	1,066	22,769
Commercial Deductions (US$000)	2,804	8,702	2,005	9,903	22,186	45,600	2,935	10,835	2,591	9,501	24,032	49,894
Selling Expenses (US$000)	335	871	337	744	976	3,955	994	1,634	408	1,194	1,423	5,997
Cost Applicable to Sales (US$000)	37,331	42,060	12,453	32,067	48,982	175,316	74,153	57,333	11,909	34,063	49,307	229,255
Divide:
Volume Sold	35,587	3,501,679	9,378	14,768	8,317	Not Applicable	94,120	5,871,687	7,911	17,561	9,883	Not Applicable
CAS	1,049	12.01	1,328	2,171	5,889	Not Applicable	788	9.76	1,505	1,940	4,989	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 20 of 26

						COIMOLACHE
			1Q 2019						1Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	17,573	627	-	-	-	18,200	16,342	1,186	-	-	-	17,528
Add:
Exploration Expenses (US$000)	1,264	45	-	-	-	1,309	1,798	130	-	-	-	1,928
Commercial Deductions (US$000)	83	3	-	-	-	86	155	12	-	-	-	166
Selling Expenses (US$000)	114	4	-	-	-	118	112	8	-	-	-	120
Cost Applicable to Sales (US$000)	19,034	679	-	-	-	19,713	18,406	1,336	-	-	-	19,742
Divide:
Volume Sold	26,191	75,770	-	-	-	Not Applicable	27,957	164,097	-	-	-	Not Applicable
CAS	727	8.97	-	-	-	Not Applicable	658	8.14	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 21 of 26

Buenaventura
All-in Sustaining Cost for 1Q19

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	1Q19		1Q19		1Q19		1Q19
Au Ounces Sold BVN		20,788
Au Ounces bought from La Zanja
Au Ounces Sold Net		20,788		12,621		26,191		37,986

	1Q19		1Q19		1Q19		1Q19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	57,454	2,764	12,932	1,025	18,200	695	71,613	1,885
Exploration in Operating Units	9,523	458	1	0	1,309	50	10,048	265
Royalties	440	21		0		0	440	12
Comercial Deductions[3]	11,627	559	47	4	86	3	11,686	308
Selling Expenses	1,419	68	57	5	118	5	1,497	39
Administrative Expenses	11,999	577	809	64	1,204	46	12,911	340
Other, net	8,386	403	648	51	218	8	8,817	232
Sustaining Capex[4]	2,580	124	66	5	4,011	153	4,223	111

By-product Credit	-67,915	-3,267	-630	-50	-1,225	-47	-826	-22

All-in Sustaining Cost	35,512	1,708	13,929	1,104	23,921	913	52,495	1,382

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1.	Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2.	Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3.	For all metals produced.
4.	Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 22 of 26

Buenaventura
All-in Sustaining Cost for 1Q18

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	1Q18		1Q18		1Q18		1Q18
Au Ounces Sold BVN		70,796
Au Ounces bought from La Zanja		0
Au Ounces Sold Net		70,796		18,222		27,957		91,674

	1Q18		1Q18		1Q18		1Q18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	91,830	1,297	19,283	1,058	17,528	627	109,089	1,,190
Exploration in Operating Units	20,767	293	5	0	1,928	69	21,543	235
Royalties	4,343	61	0	0	0	0	4,343	47
Comercial Deductions[4]	15,146	214	96	5	166	6	15,264	167
Selling Expenses	2,889	41	145	8	120	4	3,014	33
Administrative Expenses	19,626	277	630	35	1,243	44	20,459	223
Other, net	3,460	49	173	9	253	9	3,653	40
Sustaining Capex[5]	10,631	150	2,764	152	3,526	126	13,512	147

By-product Credit	-119,744	-1,691	-932	-51	-2,769	-99	-1,605	-18

All-in Sustaining Cost	48,948	691	22,164	1,216	21,996	787	69,527	758

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1.	Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2.	Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3.	For all metals produced.
4.	Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 23 of 26

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of March 31, 2019 and December 31, 2018
	2019	2018
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	279,394	369,200
Trade and other accounts receivable, net	231,543	211,715
Inventory, net	137,641	135,919
Income tax credit	20,868	24,396
Prepaid expenses	18,020	17,145
Hedge derivative financial instruments	-	2,759
	687,466	761,134

Non-current assets
Trade and other receivables, net	38,339	40,593
Long-term inventory	3,895	3,812
Long-term income tax credit	63	319
Investment in associates	1,492,816	1,473,382
Mining concessions, development costs, property, plant and equipment, net	1,818,558	1,847,615
Investment properties, net	218	222
Deferred income tax asset, net	49,235	38,305
Prepaid expenses	26,356	26,578
Other assets	28,227	25,261
	3,457,707	3,456,087

Total assets	4,145,173	4,217,221

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	55,000	95,000
Trade and other payables	155,598	188,084
Provisions and contingent liabilities	55,822	68,172
Income tax payable	1,683	1,760
Financial obligations	53,422	46,166
Hedge derivative financial instruments	172	-
	321,697	399,182

Non-current liabilities
Trade and other payables	679	639
Provisions and contingent liabilities	207,862	199,762
Financial obligations	541,214	540,896
Contingent consideration liability	15,755	15,755
Deferred income tax liability, net	25,867	31,422
	791,377	788,474

Total liabilities	1,113,074	1,187,656

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,115	163,115
Other reserves	269	269
Retained earnings	1,685,805	1,675,909
Other reserves of equity	(1,571)	(703)
Shareholders’ equity, net attributable to owners of the parent	2,817,356	2,808,328
Non-controlling interest	214,743	221,237
Total shareholders’ equity, net	3,032,099	3,029,565

Total liabilities and shareholders’ equity, net	4,145,173	4,217,221

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 24 of 26

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three month periods ended March 31, 2019 and 2018

	For the three month period ended March, 31
	2019	2018
Continuing operations	US$(000)	US$(000)
Operating income
Net sales of goods	177,228	306,756
Net sales of services	3,471	5,763
Royalty income	5,460	4,419
Total operating income	186,159	316,938

Operating costs
Cost of sales, without considering depreciation and amortization	(112,952)	(148,585)
Cost of services, without considering depreciation and amortization	(1,345)	(2,010)
Exploration in operating units	(11,464)	(22,769)
Depreciation and amortization	(49,744)	(53,809)
Mining royalties	(2,094)	(6,395)
Total operating costs	(177,599)	(233,568)

Gross profit	8,560	83,370

Operating expenses, net
Administrative expenses	(19,417)	(25,045)

Selling expenses	(3,955)	(5,997)
Exploration in non-operating areas	(3,410)	(6,767)
Provision for contingencies and others	1,611	1,475
Other, net	(12,464)	(5,742)
Total operating expenses, net	(37,635)	(42,076)

Operating profit (loss)	(29,075)	41,294

Other income (expense), net
Share in the results of associates	49,512	14,803
Financial income	2,111	1,130
Net gain from currency exchange difference	20	665
Financial costs	(11,578)	(8,684)
Total other income, net	40,065	7,914

Profit before income tax	10,990	49,208

Current income tax	(1,996)	(10,217)
Deferred income tax	15,247	(7,234)

Loss from continuing operations	24,241	31,757

Discontinued operations
Profit (loss) from discontinued operations	(230)	(931)
Net profit	24,011	30,826

Attributable to:
Owners of the parent	27,265	28,418
Non-controlling interest	(3,254)	2,408
	24,011	30,826

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	0.11	0.11

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 25 of 26

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three month periods ended March 31, 2019 and 2018

	For the three month period ended March, 31
	2019	2018
	US$(000)	US$(000)

Operating activities
Proceeds from sales	182,772	329,843
Value Added Tax recovered	9,382	37,670
Royalty received	5,460	5,276
Proceeds from dividends	937	3,431
Interest received	523	131
Payments to suppliers and third-parties	(174,125)	(230,788)
Payments to employees	(41,610)	(50,007)
Payments of interest	(6,525)	(5,999)
Payment of income taxes	(5,725)	(7,331)
Payments of mining royalties	(441)	(4,343)

Net cash and cash equivalents provided by operating activities	(29,352)	77,883

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	147	46
Acquisitions of mining concessions, development costs, property, plant and equipment	(8,516)	(21,188)
Payments to other assets	(442)	(662)

Net cash and cash equivalents used in investing activities	(8,811)	(21,804)

Financing activities
Proceeds of financial obligations
Proceeds of bank loans	5,000	80,000
Payments of bank loans	-45,000	(81,215)
Payments of financial obligations	-10,347	(9,996)
Increase of restricted bank accounts	304	248
Dividends paid to non-controlling interest	-1,600	(1,440)
Acquisition of non-controlling interest
Dividends paid to controlling interest
Repurchase of treasury shares

Net cash and cash equivalents provided by (used in) financing activities	(51,643)	(12,403)

Net increase in cash and cash equivalents during the period	(89,806)	43,676
Cash and cash equivalents at the beginning of the period	369,200	214,551

Cash and cash equivalents at period-end	279,394	258,227

Compañía de Minas Buenaventura S.A.A. First Quarter 2019 Results Page 26 of 26

	For the three month period ended March, 31
	2019	2018
	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net loss	24,011	30,826

Plus (less):
Depreciation and amortization	49,744	53,809
Hedge derivative instruments	(2,487)	8,535
Deferred income tax expense (income)	(15,247)	(7,234)
Provision for estimated fair value of embedded derivatives related to concentrate
sales and adjustments on open liquidations	(6,031)	7,143
Income attributable to non-controlling interest	3,254	(2,408)
Accretion expense of provision for closure of mining units and exploration projects	3,664	1,033
Net share in results of associates	(49,512)	(14,803)
Recovery (expense) for provision for contingencies	3,955	(1,475)
Net loss (gain) from currency exchange difference	(20)	(665)
Reversal (provision) for impairment loss of inventories	929	(158)
Bonus provision - executives & employes	4,670	3,639
Other net	1,847	(12,216)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(13,641)	19,843
Inventories	(1,805)	(15,929)
Income tax credit	3,528	10,184
Prepaid expenses	(653)	3,488
Increase (decrease) in operating liabilities -
Trade and other accounts payable	(24,386)	(29,557)
Provisions	(12,032)	6,271
Income tax payable	(77)	(342)

Proceeds from dividends	937	3,431

Net cash and cash equivalents provided by operating activities	(29,352)	77,883

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: May 1, 2019